Goodwin Procter LLP
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August 19, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

Re:                             Dimension Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted July 17, 2015

CIK No.  0001592288

Dear Ms. Hayes:

This letter is submitted on behalf of Dimension Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on July 17, 2015 (the “Draft Registration Statement”), as set forth in your letter dated August 12, 2015 addressed to Annalisa Jenkins, M.B.B.S., M.R.C.P., President, Chief Executive Officer and Director of the Company (the “Comment Letter”).  The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

General

1.                                      Please note that when you file a pre-effective amendment containing pricing related-information, we may have additional comments.  Pricing-related information must be filed prior to circulating the prospectus.  Please ensure that your price range is bona fide.  We interpret this to mean that your range may not exceed $2 if your price is below $20 and 10% if you price above $20.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and will include a bona fide price range in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.

2.                                      Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus.  We may have comments, which you should address before printing your preliminary prospectus for distribution.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and confirms that it will provide to the Staff any graphics or other artwork and related captions that it intends to use in the prospectus.  The Company will not include any such items in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.                                      We note that you are seeking confidential treatment for several of your exhibits.  Please note that comments on your confidential treatment request will be sent under separate cover.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment.

5.                                      We note your statement beneath the table of contents that you have not independently verified the information contained in publications which served as the basis for market data and statistical information included in your prospectus.

Please delete the statement or clearly state that you are liable for the market data and statistical information included in the prospectus.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has deleted the statement in Amendment No. 1 in response to the Staff’s comment.

Prospectus Summary, page 1

6.                                      We note your statement here that you are a “leading” gene therapy platform company, as well as similar statements regarding the relative strength of your market position throughout your prospectus, for example:

•                  “continued leadership as an innovator in the gene therapy field” on page 5;

•                  “most comprehensive manufacturing platform...” on page 99;

•                  “advantage over our competitors in developing and commercializing...” page 102;

Please provide support for these statements comparing your product candidates and technology to your competitors.

RESPONSE:                            The Company acknowledges the Staff’s comment and maintains that it is a leading gene therapy platform company due to the expertise of its executives, scientific advisory council members and key partners, its collaboration with Bayer HealthCare LLC, and its ability to attract high quality staff.

The Company’s seasoned senior executive team has significant experience in developing and commercializing orphan products for rare diseases at major pharmaceutical companies, including substantial experience in the manufacturing, development and commercialization of biopharmaceutical products and professional relationships with area experts, academic institutions and research organizations.  For example, the Company’s chief executive officer, Annalisa Jenkins, MBBS, MRCP, previously worked at Merck Serono and Bristol-Myers Squibb developing and commercializing novel and innovative products for over 18 years. The Company’s chief medical officer, Eric Crombez, M.D., has 15 years of experience researching rare diseases and was an original member of the Urea Cycle Disorder Consortium. Samuel Wadsworth, Ph.D., the Company’s chief scientific officer, was involved in researching and developing gene therapy during his 25 years at Genzyme. The Company’s head of pharmaceutical development, K. Reed Clark, Ph.D., has worked for 20 years in translating, developing and manufacturing gene therapy products for rare diseases.

The Company is also currently the only company with a gene therapy program to treat either glycogen storage disease type Ia (“GSDIa”) or ornithine transcarbamylase (“OTC”) deficiency. Given the Company’s internal expertise with both GSDIa and OTC deficiency, collaborations with established GSDIa and OTC deficiency experts and the progress it has made in its preclinical studies, the Company believes it has a first mover advantage in the field of gene therapy for both GSDIa and OTC deficiency.

The Company’s clinical advisory board members are experts in the specific rare diseases that the Company is targeting. For example, Mark Batshaw, M.D., is Chief Academic Officer and Physician-in-Chief of the Children’s National Health System, where he also serves as Director of the Children’s Research Institute. He is also Chairman of Pediatrics and Associate Dean for Academic Affairs at the George Washington University School of Medicine and Health Sciences. Dr. Batshaw’s research focus is on inborn errors of urea synthesis, in which he is considered an international authority in the development and testing of innovative therapies. David A. Weinstein, M.D., M.M.Sc., is Director of the Glycogen Storage Disease Program and Professor of Pediatric Endocrinology at Shands Hospital at the University of Florida. Previously, he was Director of the Glycogen Storage Disease Program at Children’s Hospital Boston. Dr. Weinstein has been inducted in the Rare Disease Research Hall of Fame and was awarded a United Nations recognized international humanitarian award for his efforts to help children with glycogen storage disease from around the world. Ian Alexander, BMedSci, MBBS (Hons), Ph.D., FRACP (Paeds), HGSACG, FAHMS, is Director Laboratory Research and Senior Staff Specialist, The Children’s Hospital at Westmead (CHW), and Professor in Pediatrics and Molecular Medicine, University of Sydney. He is also head of the Gene Therapy Research Unit, a joint initiative of Children’s Medical Research Institute and CHW. During his career, Dr. Alexander headed the first group in Australia to treat a genetic disease (SCID-X1) by gene therapy. Nicola Longo, M.D., Ph.D., serves as the Professor and Chief of the Division of Medical Genetics at the University of Utah. He is also Director of the Metabolic Service, Co-Director of the Biochemical Genetics Laboratory, and Director of the Fellowship Training Program in Biochemical Genetics at the University of Utah. He is an expert in inherited metabolic diseases and is intimately involved in the treatment of patients with these diseases at Primary Children’s Hospital.

In addition, the Company’s collaboration with Bayer, a global leader in the development and commercialization of innovative therapeutics for treating patients with hemophilia, allows it to work on the forefront of treatments for this disease and to jointly harness the power of gene therapy to drive the development of new long-term options in treating hemophilia.

Considering this information, it is reasonable to conclude that the Company is a leading gene therapy platform company. The Company also submits that due to the phrasing of the statement that the Company is “a” leading gene therapy platform company, as opposed to “the” lead gene therapy platform company, it does not believe potential investors would be misled by the statement.

7.                                      We note your statement that you believe your platform will allow you to “rapidly” develop your current pipeline.  Please revise your disclosure to provide investors with a better sense of what you mean by your use of the word “rapidly” in this context.  For example, on page 129 you describe it as “requir[ing] the expenditure of substantial time,” and on page 13 you indicate that it is difficult to determine how long it will take to obtain regulatory approvals for and to commercialize your product candidates.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 5, 13, 79, 101 and 104 of Amendment No. 1.

8.                                      Please define the scientific terms “hypercoagulation” and “immunogenicity” at first use in order to enable a reasonable lay investor to understand such terms.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 102 of Amendment No. 1 to define the terms “hypercoagulation” and “immunogenicity.”

Our Pipeline of Programs, page 2

9.                                      Your product pipeline table should highlight your products in development that are reasonably likely to result in an approved product in the foreseeable future.  Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table.  Accordingly, please limit your table to products that are at least in the preclinical stage of development.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the product pipeline table on pages 2 and 102 of Amendment No. 1 to include only products that are at least in the preclinical stage of development.

Our estimates of the incidence and prevalence for target patient populations ..., page 28

10.                               Please tell us the basis for your projections of the number of people who have hemophilia A, hemophilia B, OTC deficiency, and GSDIa that you provide here and elsewhere throughout your filing to indicate the basis for your estimates.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it will supplementally provide the Staff by overnight courier with a binder containing the back-up materials to support the Company’s own estimates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations

Revenue, page 80

11.                               Please disclose the expected performance period of the Bayer arrangement and the additional research payments recorded for each period presented.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 82, 126 and F-21 of Amendment No. 1 to disclose the expected performance period of the Bayer arrangement and research payments that the Company has earned for each period presented since inception of the agreement in June 2014.

Stock-Based Compensation, page 87

12.                               We may have additional comments on your accounting for equity issuances, including stock compensation and beneficial conversion features.  Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE:                      The Company respectfully acknowledges that the Staff may have additional comments on its accounting for equity issuances, including stock compensation and beneficial conversion features, once the Company has disclosed an estimated offering price range. Once the Company confidentially submits its estimated offering price range to the Staff, the Company will provide an analysis of the significant quantitative and qualitative factors contributing to the difference between its recent valuations and the estimated offering price range.

Business, page 99

Our Industrialized Manufacturing Approach, page 109

13.                               Please reconcile your statement on page 27 that you have no experience in manufacturing pharmaceutical or biological products on a commercial scale and your potential suppliers will have to construct and validate new commercial manufacturing facilities and obtain regulatory approvals before being able to produce your product candidates with the following additional statements:

•                  that you have developed the most comprehensive manufacturing platform developed to date for production of AAV product candidates at commercial scale, and

•                  that your proprietary mammalian cell-based AAV vector manufacturing processes and techniques can “reproducibly produce at commercial scale.”

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 27, 79, 101 and 111 of Amendment No. 1 to clarify the Company’s approach to and experience with designing a commercial manufacturing platform.

Our Product Pipeline, page 112

DTX301, page 116

14.                               We note your disclosure that approximately 3,400 patients in the United States and approximately 10,000 patients worldwide are affected by OTC deficiency.  Additionally, we note your current strategy involves focusing on treatments that would provide benefits to only a smaller subset of those patients, namely late-onset and older patient.  Please provide an estimate of the amounts of those particular patients in the United States and worldwide, if possible.  Alternatively, clarify that your target population is significantly smaller than the numbers shown here.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 79, 102 and 118 of Amendment No. 1 to provide an estimate of the Company’s target population. The Company’s estimate assumes that 78% to 87% of OTC deficiency patients are classified as having late-onset OTC deficiency, based upon data published in, among others, the Journal of Inherited Metabolic Diseases in 2014. Additionally, based on a yearly incidence ranges between 12.5 and 71 per million live births, the Company estimates that there are 320 new diagnoses each year, of which approximately 250 to 278 will be classified as late-onset. The Company advises the Staff that the supplemental response that will be provided to the Staff by overnight courier will contain back-up materials to support these assumptions.

15.                               We note that you plan to collaborate with the Urea Cycle Disorders Consortium for your work on OTC deficiency.  Please revise your disclosure to indicate the nature of your current relationship with the Consortium and whether you currently have any formal or informal commitments from the Consortium relating to your collaboration.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that there is no written or oral agreement governing the Company’s collaboration with the Urea Cycle Disorders Consortium (“UCDC”). The UCDC is a team of doctors, nurses, research coordinators, and research labs throughout the United States, working together to provide current and useful information on urea cycle disorders to health care professionals. The Company has an informal arrangement whereby the Consortium provides the Company advice and feedback on its clinical trials, but there is no legally binding continuing obligation to do any of the foregoing. The Company therefore submits to the Staff that it has no “agreement” with UCDC regarding this collaboration that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company has also revised the disclosure on page 120 of Amendment No. 1 to clarify the status of the Company’s collaboration with UCDC.

DTX401, page 118

16.                               We note that you plan to further your work with DTX401 in collaboration with a U.S.  governmental institution through a research and development agreement and with David Weinstein, M.D., M.M.Sc., as well as with certain patient organizations, including The Children’s Fund for Glycogen Storage Disease Research.  Please revise your disclosure to indicate the nature of your current relationship with each of these parties, including any formal or informal commitments relating to your collaboration with them.

RESPONSE:                            The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that there is no written or oral agreement governing the Company’s collaboration with The Children’s Fund for Glycogen Storage Disease Research (“The Children’s Fund”). This collaboration is an informal relationship whereby the Company participates in events held by The Children’s Fund and has access to a patients suffering from GSDIa and their families, but there is no legally binding continuing obligation to do any of the foregoing.

The Company has also revised the disclosure on page 121 of Amendment No. 1 to reflect our relationship with Dr. Weinstein, The Children’s Fund and the U.S. National Institute of Health.

Our Partners and Advisors, page 124

17.                               Please expand your disclosure to describe the nature of your clinical research collaboration with Pharmaceutical Product Development.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126 of Amendment No. 1 to remove the reference to Pharmaceutical Product Development, LLC (“PPD”).  The Company respectfully advises the Staff that it does not consider its agreement with PPD, or the fact that it has a relationship with PPD, material to investors.  PPD has agreed, pursuant to a letter agreement with the Company, to provide certain clinical trial services and to engage in additional discussions and negotiations regarding a potential definitive agreement for additional services.  The agreement does not require the Company to exclusively use PPD to provide these services, and the Company may terminate the agreement with 30 days’ notice for any reason.  The Company advises the Staff that other sources of product development services are available from other servicers to which the Company could switch without material expenditures or substantial disruption to the Company’s business. Additionally, PPD’s services are not essential to the Company’s product development efforts and did not play a material role in the development of any of the Company’s product candidates. The Company therefore advises the Staff that the Company is not “substantially dependent” on its collaboration with PPD within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

Employment Arrangements with Our Named Executive Officers, page 152

18.                               Please clarify the nature of the annual incentive bonuses that will be paid to your named executive officers.  For example, will the bonuses consist of cash, deferred cash awards, equity awards, or a combination of these types of awards?

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155, 156 and 157 of Amendment No. 1 to clarify that the annual incentive bonuses paid to named executive officers will be paid in cash.

Senior Executive Incentive Bonus Plan, page 160

19.                               Please clarify whether the Senior Executive Bonus Plan will be separate from the annual incentive bonuses that you plan to pay to your named executive officers and, if so, whether the named executive officers will also be eligible to participate in this plan.

RESPONSE:                      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 163 of Amendment No. 1 to clarify that the

Senior Executive Incentive Bonus Plan will govern the grant of annual incentive bonuses to the Company’s executive officers, including the Company’s named executive officers. The Senior Executive Incentive Bonus Plan is not intended to be a separate program.

*     *     *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom
Ryan S. Sansom, Esq.

Enclosures

cc:                                Annalisa Jenkins, M.B.B.S, M.R.C.P., President & Chief Executive Officer, Dimension Therapeutics, Inc.

Mary Thistle, Chief Business Officer, Dimension Therapeutics, Inc.

Jean Franchi, Chief Financial Officer, Dimension Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Patrick O’Brien, Esq., Ropes & Gray LLP